CUSIP No. 43785V102	Page 1 of 9 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

HOMESTREET, INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

43785V102
(CUSIP Number)

Charles W. Griege, Jr.
Roaring Blue Lion Capital Management, L.P.
8115 Preston Road, Suite 550
 Dallas, TX  75225-6307
(214) 853-2430
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to-

Phillip M. Goldberg Foley & Lardner LLP 321 North Clark Street Suite 2800 Chicago, IL 60654-5313 (312) 832-4549	Peter D. Fetzer Foley & Larder LLP 777 East Wisconsin Avenue Suite 3800 Milwaukee, WI 53202-5306 (414) 297-5596

November 10, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 43785V102	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Roaring Blue Lion Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,500,320
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,500,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 43785V102	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Charles W. Griege, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,500,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,500,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 43785V102	Page 4 of 9 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of HomeStreet, Inc., a Washington corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 601 Union Street, Suite 2000, Seattle, Washington 98101.

As of the date of this Schedule 13D, the Reporting Persons (as defined below) held in the aggregate 1,500,320 shares of Common Stock of the Issuer, which represents 5.58% of the outstanding Common Stock.

Item 2.	Identity and Background

(a)
This Schedule 13D is being filed jointly by (1) Roaring Blue Lion Capital Management, L.P., a Texas limited partnership (“Roaring Blue Lion Capital Management”); and (2) Charles W. Griege, Jr., the managing member of Roaring Blue Lion Capital Management (collectively, the “Reporting Persons”). The Reporting Persons are filing a joint Schedule 13D.  The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this initial Schedule 13D.

Roaring Blue Lion, LLC, a Texas limited liability company, is the General Partner of Roaring Blue Lion Capital Management.  Mr. Griege is the sole member of Roaring Blue Lion, LLC.  Roaring Blue Lion Capital Management and Roaring Blue Lion, LLC are referred to herein as the “Roaring Blue Lion Entities.”

(b)-(c)	The principal business address of the Roaring Blue Lion Entities and Mr. Griege is 8115 Preston Road, Suite 550, Dallas, Texas 75225-6307.

The principal business of Roaring Blue Lion Capital Management is to serve as an investment manager or adviser to various pooled investment vehicles, including, among other entities, BLOF II LP, Blue Lion Capital Master Fund, LP and Blue Lion Opportunity Master Fund, LP, and separately managed accounts (collectively, the “Advisory Clients”).  Roaring Blue Lion, LLC is the General Partner of Roaring Blue Lion Capital Management.  The principal occupation of Mr. Griege is investment management through his ownership and control over the affairs of the Roaring Blue Lion Entities.  Roaring Blue Lion Capital Management and Mr. Griege have sole voting and dispositive power over the Common Stock held by the Advisory Clients.

(d)	During the last five years, none of the Roaring Blue Lion Entities, nor Mr. Griege, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Roaring Blue Lion Entities, nor Mr. Griege, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Griege is a citizen of the United States of America.

CUSIP No. 43785V102	Page 5 of 9 Pages

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, Roaring Blue Lion Capital Management and Mr. Griege have sole voting and dispositive power over 1,500,320 shares of Common Stock of the Issuer acquired at an aggregate cost of $41,514,797, excluding brokerage commissions.  These shares were acquired using the Advisory Clients’ available working capital.  The Roaring Blue Lion Entities and Mr. Griege do not own any shares of Common Stock of the Issuer directly.

From time to time, the Reporting Persons may purchase Common Stock on margin provided by banking institutions or brokerage firms on such firms’ usual terms and conditions.  All or part of the shares of Common Stock held by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  Other than the foregoing margin arrangements, as of the date of this filing, none of the Reporting Persons have loans secured by Common Stock.

Item 4.	Purpose of Transaction

This is the Reporting Persons’ initial Schedule 13D filing.  In the aggregate, the Reporting Persons hold 5.58% of the Issuer’s Common Stock, based upon the Issuer’s outstanding shares as of November 1, 2017.

The Reporting Persons purchased the Common Stock for investment purposes.  Their intent is to influence the policies of the Issuer and assert shareholder rights, with a goal of maximizing the value of the Common Stock for all shareholders.

Consistent with its investment purpose, the Reporting Persons have engaged and will continue to engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer (the “Board”), and/or one or more representatives of the Issuer regarding the Issuer, including, but not limited to its business, management, operations, assets, capitalization, financial condition, governance, strategy and future plans.  The Reporting Persons have discussed and will continue to discuss ideas that, if effectuated, may result in any of the following: changes in the Board or management of the Issuer and/or a sale or transfer of a material amount of assets of the Issuer.

The Reporting Persons may purchase, sell or transfer Common Stock beneficially owned by them from time to time in public transactions depending on economic considerations and, subject to the below considerations, the results of such communications.  Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Unless otherwise noted in this Schedule 13D, no Reporting Person has any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as a group (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise (although they have no present intention of increasing their aggregate holdings above 9.999% of the Issuer’s outstanding Common Stock), (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, in one or more registered private offerings or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results referenced in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 1,500,320 shares of Common Stock of the Issuer, which represents 5.58% of the outstanding Common Stock.  The percentages used in this Schedule 13D are calculated based upon 26,888,287.6 outstanding shares of Common Stock as of November 1, 2017.  This amount is based upon the number of outstanding shares of Common Stock reported in the Issuer’s quarterly report on Form 10-Q filed on November 3, 2017.

CUSIP No. 43785V102	Page 6 of 9 Pages

                (c)            Set forth below are all of the transactions in the Common Stock effected by Roaring Blue Lion Capital Management on behalf of the Advisory Clients during the past 60 days.  All such transactions were effected through various brokerage entities, and the reported price per share excludes brokerage commissions.  The Reporting Persons undertake to provide upon request by the SEC staff full information regarding the number of shares purchased or sold at each separate price.

Date	Number of Shares Purchased (or (Sold)	Price Per Share (Average Price Per Share)	Where and How Transaction Effected	Intra-Day Price Range
				Low	High
9/26/2017	25,000	$25.9737	Open Market	$28.8250	$26.4000
9/27/2017	43,000	$26.6010	Open Market	$26.4000	$26.8500
9/29/2017	(2,100)	$26.9581	Open Market	$26.9000	$27.0200
9/29/2017	(16,700)	$27	Open Market	$26.9000	$27.0200
10/2/2017	43,000	$27.5689	Open Market	$26.9000	$27.7000
10/5/2017	61,600	$28.1900	Open Market	$27.9778	$28.3000
10/6/2017	14,000	$28.5672	Open Market	$28.5000	$28.5500
10/10/2017	25,000	$28.6433	Open Market	$28.0000	$28.8500
10/11/2017	30,000	$28.7764	Open Market	$28.7000	$28.8500
10/12/2017	10,000	$28.5988	Open Market	$28.5750	$28.6000
10/13/2017	10,000	$28.6081	Open Market	$28.5750	$28.6500
10/16/2017	5,000	$28.6415	Open Market	$28.5000	$28.7500
10/17/2017	34,300	$28.6303	Open Market	$28.4750	$28.7000
10/18/2017	15,000	$28.6353	Open Market	$28.6250	$28.6500
10/19/2017	15,000	$28.5945	Open Market	$28.4000	$28.6750
10/20/2017	26,000	$28.8471	Open Market	$28.7500	$28.8500
10/23/2017	55,000	$28.7642	Open Market	$28.7000	$29.0250
10/24/2017	150,000	$28.3732	Open Market	$27.6250	$29.0260
10/25/2017	127,566	$28.9544	Open Market	$28.6500	$29.5000
10/26/2017	40,000	$28.8341	Open Market	$28.7700	$28.9000
10/27/2017	25,000	$29.4831	Open Market	$28.7000	$29.7000
10/30/2017	45,000	$29.1083	Open Market	$28.8800	$29.3500
10/31/2017	42,760	$29.0333	Open Market	$28.9300	$29.1000
10/31/2017	(4,200)	$28.9636	Open Market	$28.9000	$29.1000
10/31/2017	(14,800)	$29	Open Market	$28.9000	$29.1000
11/1/2017	30,000	$28.8597	Open Market	$28.7000	$29.0000
11/2/2017	15,000	$28.9347	Open Market	$28.6000	$29.1500
11/3/2017	45,000	$28.6887	Open Market	$28.5500	$28.9000
11/6/2017	20,000	$28.6972	Open Market	$28.5750	$28.9000
11/7/2017	35,000	$28.2326	Open Market	$28.0000	$28.5000
11/7/2017	(2,000)	$28.2516	Open Market	$27.9800	$28.4500
11/8/2017	22,350	$27.8636	Open Market	$27.8250	$27.9500
11/9/2017	25,000	$27.7899	Open Market	$27.6000	$27.9000
11/10/2017	34,000	$28.0653	Open Market	$27.9000	$28.2500
11/13/2017	30,000	$28.1344	Open Market	$27.9000	$28.3000
11/14/2017	27,400	$28.3841	Open Market	$28.2500	$28.5000
11/15/2017	39,800	$28.6352	Open Market	$28.5500	$28.6500
11/16/2017	26,600	$28.6925	Open Market	$28.6250	$28.7000

CUSIP No. 43785V102	Page 7 of 9 Pages

Because Mr. Griege is the managing member of Roaring Blue Lion Capital Management, he is deemed to share voting power and dispositive power over the shares of Common Stock held by Roaring Blue Lion Capital Management on behalf of the Advisory Clients.

Mr. Griege has not effected any transactions in the Common Stock directly in his name.

(d)            Other than the Advisory Clients for which Roaring Blue Lion Capital Management acts as the investment adviser, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Roaring Blue Lion Capital Management is the investment manager on behalf of the Advisory Clients.  Each of the Advisory Clients has granted Roaring Blue Lion Capital Management the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, and this grant of discretion is not terminable within 60 days.  Roaring Blue Lion Capital Management is entitled to a fee for managing and advising these Advisory Clients, generally based upon a percentage of the Advisory Clients’ capital.  Roaring Blue Lion Capital Management, or a wholly owned subsidiary of Roaring Blue Lion Capital Management, serves as general partner of various partnerships.  For serving as the general partner of these partnerships, Roaring Blue Lion Capital Management, or the subsidiary, is entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

Other than the foregoing arrangements and relationships, and the Joint Filing Agreement filed as Exhibit 99.1 to this initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons.

99.2	Letter to HomeStreet, Inc.

CUSIP No. 43785V102	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 17, 2017

ROARING BLUE LION CAPITAL MANAGEMENT, LLC By: /s/ Charles W. Griege, Jr. Name: Charles W. Griege, Jr. Title: Managing Member
/s/ Charles W. Griege, Jr. Charles W. Griege, Jr.